UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of July 2007.

Commission File Number: 001-14550

China Eastern Airlines Corporation Limited
(Translation of Registrant’s name into English)

2550 Hongqiao Road
Hongqiao Airport
Shanghai, China 200335
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:  ☒ Form 20-F    ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:  ☐ Yes    ☒ No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):    n/a

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Eastern Airlines Corporation Limited (Registrant)

Date July 23, 2007	By	/s/ Li Fenghua
Name: Li Fenghua
Title: Chairman of the Board of Directors

Certain statements contained in this announcement may be regarded as "forward-looking statements" within the meaning of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company's filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company's views as of the date of this announcement. While the Company anticipates that subsequent events and developments may cause the Company's views to change, the Company specifically disclaims any obligation to update these forward-looking statements, unless required by applicable laws. These forward-looking statements should not be relied upon as representing the Company's views as of any date subsequent to the date of this announcement.

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)
(Stock code: 670)

Overseas Regulatory Announcement
Resolutions passed by the board of directors of the Company on 20th July, 2007

This announcement is made pursuant to Rule 13.09(2) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

The Company hereby announces certain resolutions passed by the board of directors of the Company on 20th July, 2007.

This announcement is made by China Eastern Airlines Corporation Limited (the “Company”) in compliance with Rule 13.09(2) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Stock Exchange”) (which requires any issuer listed on the Stock Exchange whose securities are also listed on other stock exchange(s) to simultaneously inform the Stock Exchange of any information released to any of such other exchange(s) and to ensure that such information is released to the market in Hong Kong at the same time as it is released to the other market(s)).

Pursuant to the Rules of Procedures for the Board of Directors (董事會議事規則和議事程序) of the Company and as convened by Mr. Li Fenghua, the second meeting of the fifth session of the board of directors of the Company (the “Board Meeting”) was held on 20th July, 2007 at the Meeting Room, 7/F, China Eastern Air Holding Company Building, Shanghai.

Mr. Li Fenghua, Mr. Li Jun, Mr. Cao Jianxiong, Mr. Luo Zhuping, Mr. Hu Honggao and Mr. Zhou Ruijin attended the meeting. Mr. Luo Chaogeng authorised Mr. Luo Zhuping to vote on his behalf. Mr. Peter Lok authorised Mr. Hu Honggao to vote on his behalf. Mr. Xie Rong and Mr. Wu Baiwang authorised Mr. Zhou Ruijin to vote on their behalf.

The directors presence at the meeting confirmed they had received the notice of this Board Meeting. Mr. Xu Zhao, Ms. Wang Taoying and Ms. Yang Jie, the supervisors of the Company, Mr. Luo Weide, the Chief Financial Officer, and Officers taking charge of the relevant departments of the Company also attended the meeting. The quorum present at the meeting, including those present by proxy, complied with the relevant requirements under the Company Law of the People’s Republic of China and the articles of association of the Company. The meeting was legally and validly held.

The meeting was chaired by Mr. Li Fenghua. The following resolutions were considered and unanimously passed by the directors presence at the meeting:

1.	approved the Company’s introduction of ten Airbus A320 series aircraft (5 aircraft in each of year 2011 and 2012) and the President was authorised to be in charge of the specific implementation plan.

2.	approved in principle the Company’s investment in the establishment of Dong Fang Hang Kong Wen Hua Li Pin Company Limited (東方航空文化禮品有限公司) (tentative name) with a registered capital of RMB50 million.

3.
approved the restructuring of the Beijing base and the establishment of China Eastern Airlines Corporation Limited, Beijing Branch (中國東方航空股份有限公司北京分公司) based on the principle of setting up a simple and highly efficient organisation.

As announced by the Company on the clarification announcement dated 30th May, 2007, there is a material event, that is, the introduction of strategic investors by the Company, which is pending disclosure, and the Company is in preparation of such information for disclosure, and trading in the H shares of the Company has been suspended since 22nd May, 2007. Trading in the H shares will remain suspended until the publication of a further announcement which is price-sensitive in nature.

By order of the board of the directors of
CHINA EASTERN AIRLINES CORPORATION LIMITED
Luo Zhuping
Director and Company Secretary

The Company’s directors as at the date of this announcement are:

Li Fenghua	(Chairman, Non-executive Director)
Li Jun	(Vice Chairman, Non-executive Director)
Cao Jianxiong	(President, Executive Director)
Luo Chaogeng	(Non-executive Director)
Luo Zhuping	(Executive Director)
Hu Honggao	(Independent non-executive Director)
Peter Lok	(Independent non-executive Director)
Wu Baiwang	(Independent non-executive Director)
Zhou Ruijin	(Independent non-executive Director)
Xie Rong	(Independent non-executive Director)

Shanghai, the People’s Republic of China
20th July, 2007